UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
_________________________________________________

Forest City Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title and Class of Securities)

345605109
(CUSIP Number)

Samantha Nasello
Scopia Capital Management LP
152 West 57th St., 33rd Floor
New York, NY 10019
(212) 370-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2018
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 266,730,466 shares of Class A Common Stock of Forest City Realty Trust, Inc. (the “Issuer”) outstanding as of March 23, 2018, based on information received from the Issuer.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding as of March 23, 2018, based on information received from the Issuer.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding as of March 23, 2018, based on information received from the Issuer.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding as of March 23, 2018, based on information received from the Issuer.

Amendment No. 5 to Schedule 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on June 6, 2016, as amended by Amendment No. 1 filed on August 10, 2016, Amendment No. 2 filed on December 7, 2016, Amendment No. 3 filed on February 7, 2017, and Amendment No. 4 filed on March 23, 2018. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Pursuant to the previously disclosed Agreement, the Issuer agreed that Scopia shall have the right, exercisable in Scopia’s sole discretion at any time following the execution of the Agreement, to recommend one additional director (the “Scopia Appointee”) for appointment to the Board.  Scopia recommended Jerome Lande, an employee of Scopia Capital, as the Scopia Appointee and on April 16, 2018, the Issuer’s Board appointed Mr. Lande as a director.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to any limitations in the Agreement: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 266,730,466 shares of Class A Common Stock of the Issuer outstanding as of March 23, 2018, based on information received from the Issuer.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) Except as set forth on Schedule A attached hereto, there have been no transactions in shares of Class A Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons. The information set forth on Schedule A is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Class A Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 17, 2018

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Class A Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 16, 2018.

Scopia Capital Management LP
Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Sale (1)	(620,659)	19.76	4/3/2018
Buy (1)	606,496	19.76	4/3/2018
Buy (1)	14,163	19.76	4/3/2018
Sale (1)	(323,978)	19.76	4/3/2018
Buy (1)	323,978	19.76	4/3/2018

(1) Represents a cross-trade for rebalancing purposes between two Investment Vehicles which are investment management clients of Scopia Capital.